Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES ANNUAL RESULTS

FOR IMMEDIATE RELEASE: February 26, 2013

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the year ended December 31, 2012 of $79.5 million, or $0.74 per diluted share, and adjusted net earnings of $82.6 million, or $0.77 per diluted share. This compares to net earnings of $76.6 million, or $0.72 per diluted share, and adjusted net earnings of $73.6 million, or $0.69 per diluted share, for the year ended December 31, 2011, representing a 12% increase in adjusted net earnings. Adjusted net earnings is a non-IFRS financial measure and is defined below. Excluding the acquisition and operational costs related to AssetNation, the growth in the Company’s adjusted net earnings would have been 17% in 2012. The Company’s auction revenues for the year ended December 31, 2012 grew 11% to $438.0 million compared to $396.1 million for the same period in 2011. All dollar amounts in this release are presented in U.S. dollars.

For the three months ended December 31, 2012 net earnings were $22.1 million or $0.21 per diluted share and adjusted net earnings were $22.4 million or $0.21 per diluted share compared to net earnings and adjusted net earnings of $26.8 million or $0.25 per diluted share for the same period in 2011, representing a 16% decrease in adjusted net earnings.

Gross auction proceeds and auction revenues

For the year ended December 31, 2012, gross auction proceeds were a record $3.9 billion, 5% higher than in 2011. Gross auction proceeds is a non-IFRS financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 11.21% during the year ended December 31, 2012 compared to 10.66% in 2011. The Company’s at risk business, which is comprised of guarantee and purchase contracts, represented 32% of gross auction proceeds in 2012 (2011: 36%).

For the three months ended December 31, 2012, gross auction proceeds were $1.0 billion, 4% lower than the same period in 2011. The Company’s auction revenue rate was 11.71% during the three months ended December 31, 2012 compared to 10.91% in the same period in 2011.

Summary comments

“2012 was another year of volatility in the used equipment market. During the year, we saw competition remain strong, used equipment prices rise then flatten, and ultimately the supply and demand for used equipment became more balanced ,” said Peter Blake, Ritchie Bros. CEO. “Our at-risk business experienced wide variations in performance but, for the year, it performed within our expectations. We reached some great milestones during the year, beyond achieving the highest ever gross auction proceeds of $3.9 billion, which included significant gains in our online presence with over 5 million unique visitors to our website, $1.3 billion in sales to internet bidders at our auctions and over $1 billion of volume at our Canada auctions. These all contributed to another growth year in gross auction proceeds. We felt 2012, even with adjusted net earnings growth of 17% excluding costs associated with AssetNation, was not an optimal year. If we had executed we would have had an even strong year. This has focused us on executing specific strategies in 2013.

Mr. Blake continued: “Looking forward to 2013, we remain committed to our strategic pillars GROW-ADD-PERFORM which will help us focus on executing our 2013 plan. We believe the used equipment marketplace has evolved into a more familiar environment with improving prospects for growth over the long term. We have made significant strategic investments in our infrastructure, people and processes and now it is about execution to ensure we continue to be the trusted source for the world’s builders to easily and confidently exchange equipment.”

EquipmentOne

As previously announced on January 22, 2013, the Company launched a new online equipment marketplace called Richie Bros. EquipmentOne. Complementary to the Company’s flagship unreserved auction business, Ritchie Bros. EquipmentOne (www.EquipmentOne.com) is a secure online marketplace for equipment and materials. Buyers and sellers can use Ritchie Bros. EquipmentOne to negotiate, complete and settle their transactions in a safe and transparent environment. Core marketplace functionality has now been released and enhancements are being made on an ongoing basis; the next major release and full commercial launch is scheduled for the second quarter of 2013.

Quarterly Dividend

The Company also announced on January 21, 2013 the declaration of a quarterly dividend of $0.1225 per common share payable on March 8, 2013 to shareholders of record on February 15, 2013. In 2012, the Company paid approximately $50 million in regular cash dividends, an 8% increase over 2011.

Online bidding statistics

Ritchie Bros. sold over $1.3 billion of equipment, trucks and other assets to online buyers during 2012, representing a 18% increase from 2011 and more than any other auction company in the world. Internet bidders continued to comprise over 60% of the total bidder registrations at Ritchie Bros. industrial auctions in 2012.

Website statistics

The Ritchie Bros. website (www.rbauction.com) attracted roughly 5.6 million unique visitors in 2012, a 40% increase compared to 2011.

Definitions of non-IFRS measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non recurring items, and has provided a reconciliation below. Adjusted net earnings is a non-IFRS financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and eliminates the impact of items the Company does not consider to be part of its normal operating results.

Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. offers compelling solutions that make it easy for the world’s builders to buy and sell equipment with confidence. The Company conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other company in the world (rbauction.com). The Company also operates an online marketplace through Ritchie Bros. EquipmentOne (EquipmentOne.com) and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). The Company has over 110 locations in more than 25 countries, including 44 auction sites worldwide.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the year ended December 31, 2012 at 8:00am Pacific Time (11:00am Eastern Time) on February 26, 2013. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Us’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the continued growth of the Company’s unreserved auction business; the impact from launching a new online, non-auction marketplace; and the timing of the next major release and full commercial launch of the Company’s new online marketplace. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s new initiatives (including the new online equipment marketplace); economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Income Statements (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Year ended December 31, 2012	Year ended December 31, 2011
Gross auction proceeds	$3,907,991	$3,714,281

Auction revenues	$437,955	$396,099
Direct expenses	49,687	48,044

	388,268	348,055
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	227,091	201,935
Depreciation and amortization	41,138	42,408

	268,229	244,343

Earnings from operations	120,039	103,712
Other income (expense):
Foreign exchange gain (loss)	(619)	(585)
Gain (loss) on disposition of property, plant and equipment	(2,074)	3,861
Other income	(891)	4,242

	(3,584)	7,518

Finance income (costs):
Finance income	2,420	2,326
Finance costs	(6,860)	(5,541)

	(4,440)	(3,215)

Earnings before income taxes	112,015	108,015
Income taxes	32,469	31,382

Net earnings	$79,546	$76,633

Net earnings per share	$0.75	$0.72
Net earnings per share—diluted	$0.74	$0.72
Weighted average shares outstanding	106,469,665	106,164,237
Diluted weighted average shares outstanding	106,923,852	106,983,757

Net earnings	$79,546	$76,633
After-tax loss (gain) on excess property (1, 2, 3, 4)	3,004	(2,995)

Adjusted net earnings	$82,550	$73,638

Adjusted net earnings per share	$0.78	$0.69
Adjusted net earnings per share—diluted	$0.77	$0.69

(1)	Net earnings for the year ended December 31, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the year ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.
(3)	Net earnings for the year ended December 31, 2012 included a net impairment loss of $2,172 ($1,336 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina.
(4)	Net earnings for the year ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

Condensed Consolidated Income Statements (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Three months ended December 31, 2012 (unaudited)	Three months ended December 31, 2011 (unaudited)
Gross auction proceeds	$1,000,413	$1,039,790

Auction revenues	$117,140	$113,403
Direct expenses	12,771	13,531

	104,369	99,872
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	60,600	50,730
Depreciation and amortization	10,638	10,354

	71,238	61,084

Earnings from operations	33,131	38,788
Other income (expense):
Foreign exchange gain (loss)	72	(1,291)
Gain (loss) on disposition of property, plant and equipment	(353)	99
Other income	(484)	1,520

	(765)	328

Finance income (costs):
Finance income	722	569
Finance costs	(1,778)	(1,240)

	(1,056)	(671)

Earnings before income taxes	31,310	38,445
Income taxes	9,207	11,678

Net earnings	$22,103	$26,767

Net earnings per share	$0.21	$0.25
Net earnings per share—diluted	$0.21	$0.25
Weighted average shares outstanding	106,545,880	106,345,608
Diluted weighted average shares outstanding	106,953,754	106,720,475

Net earnings	$22,103	$26,767
After-tax loss (gain) on excess property (1,2)	296	—

Adjusted net earnings	$22,399	$26,767

Adjusted net earnings per share	$0.21	$0.25
Adjusted net earnings per share—diluted	$0.21	$0.25

(1)	Net earnings for the three months ended December 31, 2012 included an impairment reversal of $285 ($175 after tax, or $0.00 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina.
(2)	Net earnings for the three months ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

Selected Balance Sheet Data (USD thousands)	As at December 31, 2012	As at December 31, 2011
Current assets	$345,601	$253,840
Current liabilities	249,548	190,544

Working capital	$96,053	$63,296
Total assets	$1,132,498	$967,241
Non-current borrowings	$200,746	$133,881
Total shareholders’ equity	$656,531	$617,906

Selected Operating Data (unaudited)	Year ended December 31, 2012	Year ended December 31, 2011
Auction revenues as percentage of gross auction proceeds	11.21%	10.66%
Number of consignments at industrial auctions	42,100	41,300
Number of bidder registrations at industrial auctions	389,500	385,000
Number of buyers at industrial auctions	99,250	95,550
Number of lots at industrial auctions	287,000	268,500
Number of permanent auction sites	39	39
Number of regional auction sites	5	4
Total auction sites	44	43
Number of industrial auctions	221	228

Average Industrial Auction Data (unaudited)	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011
Gross auction proceeds	$16.5 million	$15.5 million
Bidder registrations	1,760	1,690
Consignors	190	181
Lots	1,300	1,180

For further information, please contact:

Rob McLeod

Chief Financial Officer

Phone:     778 331 5500

Email:      ir@rbauction.com